UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Peoples Bancorp Inc. Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024; the related statement of changes in net assets available for benefits for the year ended December 31, 2025; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor (DOL)’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ S.R. Snodgrass, P.C.

We have served as the Plan’s auditor since 2024.

Cranberry Township, Pennsylvania
June 30, 2026

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments, at fair value	$149,981,174	$128,204,684
Employer’s contributions receivable	271,795	281,198
Notes receivable from participants	2,537,871	2,058,586
Net assets available for benefits	$152,790,840	130,544,468
See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Investment income:
Net appreciation in fair value of investments	$14,148,438	$11,882,670
Interest and dividends	5,395,116	3,952,072
Net investment income	19,543,554	15,834,742

Interest income on notes receivable from participants	215,583	170,338

Contributions:
Employer	6,273,085	6,293,326
Participants	8,278,716	8,226,895
Rollovers	1,548,726	6,465,063
Total contributions	16,100,527	20,985,284
Total increase	35,859,664	36,990,364

Deductions:
Benefits paid to participants	13,352,432	13,958,627
Administrative expenses	260,860	235,951
Total deductions	13,613,292	14,194,578
Net increase	22,246,372	22,795,786

Transfers of assets	—	29,380

Net assets available for benefits, beginning of year	130,544,468	107,719,302
Net assets available for benefits, end of year	$152,790,840	$130,544,468
See Notes to Financial Statement

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 1. Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Peoples Bancorp Inc. Retirement Plan Committee (“Plan Administrator”).
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of eligible employees age 18 or older of Peoples and its subsidiaries, including Peoples Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective February 18, 2022, Empower Trust Company became the Plan's trustee and served as the custodian of the Plan's assets through December 31, 2025.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common shares. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, the Peoples Bancorp Inc. Common Stock Fund was frozen for new investments. However, participant account balances previously invested into the Peoples Bancorp Inc. Common Stock Fund prior to January 1, 2015 were permitted to remain invested in the Peoples Bancorp Inc. Common Stock Fund. Once an investment in the Peoples Bancorp Inc. Common Stock Fund has been transferred into another investment under the Plan, it cannot be reinvested in the Peoples Bancorp Inc. Common Stock Fund.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual pre-tax contributions of up to 100% of eligible compensation. The Plan also allows for after-tax, or Roth, contributions. Employee rollover contributions, both traditional and Roth, are also permitted to be made to the Plan. Outstanding loan balances for these employees were transferred into the Peoples Bancorp Inc. Retirement Savings Plan, and are included in the Transfer of Assets in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024. Effective January 1, 2021, Peoples made matching contributions equal to 100% of the participating employees' salary deferral up to 6% of the participating employees' compensation. Contributions are subject to certain limitations under Internal Revenue Code Section 402(g), as increased by Internal Revenue Code section 414(r) for participants who are age 50 by the end of the plan year.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participant Investment Account Options (Continued)
The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2025 and 2024, the automatic deferral was 6% of compensation.
Participant Accounts
Each participant's account is credited or debited with the participant's contribution, Peoples' contributions, and Plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus or minus earnings and losses thereon.
Payment of Benefits
Upon termination of service due to death, disability, or retirement, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. For termination of service for other reasons, a participant may receive the value of their vested interest in a lump sum. At December 31, 2025 and 2024, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan includes provisions authorizing loans from the Plan to active eligible participants. Loans may be made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan is $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are evidenced by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the applicable participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 2.    Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples Bancorp Inc. Common Stock Fund Units ("Units") has been unitized and is comprised of cash and common shares of Peoples. The Plan holds between 3% and 5% of these Units in cash in order to provide liquidity for timely distributions. At December 31, 2025 and 2024, these Units were comprised of 59,985 and 70,170 Peoples common shares, respectively, and cash of $91,892 and $108,279, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in November 2017, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, and the related trust, are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken uncertain positions that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 3.    Investments
The net appreciation in the fair value of the Plan's investments during the years ended December 31, 2025 and 2024, including realized and unrealized gains and losses on those investments purchased, sold and held during the year, was $14,148,438 and $11,882,670, respectively. Most of the Plan's investments increased in value during the year ended December 31, 2025, and the most significant contributors to the net appreciation were the Vanguard 500 Index Admiral fund which increased from $542.76 per share at December 31, 2024 to $631.84 per share at December 31, 2025, and the Vanguard Growth Index Admiral fund, which increased from $211.22 at December 31, 2024 to $251.14 per share at December 31, 2025. Most of the Plan's investments increased in value during the year ended December 31, 2024, and the most significant contributors to the net appreciation were the Vanguard 500 Index Admiral fund which increased from $439.99 per share at December 31, 2023 to $542.76 per share at December 31, 2024, and the Vanguard Growth Index Admiral fund, which increased from $160.00 at December 31, 2023 to $211.22 per share at December 31, 2024.
Interest and dividends realized on the Plan's investments for the years ended December 31, 2025 and 2024 were $5,395,116 and $3,952,072, respectively.
Note 4.    Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There were no significant changes in the valuation techniques during the years ended December 31, 2025 and 2024. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.
Peoples Bancorp Inc. Common Stock Fund Units: Peoples Bancorp Inc. Common Stock Fund Units are held in a unitized fund and are comprised of cash and common shares of Peoples. The underlying common shares are valued at the closing price of a common share reported on the Nasdaq Global Select Market® under the symbol “PEBO” and are classified within Level 1 of the valuation hierarchy. See Note 2 for additional information.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2025
Mutual funds	$148,087,714	$—	$—	$148,087,714
Peoples Bancorp Inc. Common Stock Fund Units	1,893,460	—	—	1,893,460
Total	$149,981,174	$—	—	$149,981,174

2024
Mutual funds	$125,872,264	$—	$—	$125,872,264
Peoples Bancorp Inc. Common Stock Fund Units	2,332,420	—	—	2,332,420
Total	$128,204,684	$—	—	$128,204,684
Note 5.    Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, as well as a person who owns 50 percent or more of such employer or employee organization or relatives of such persons. However, these transactions are exempt from the prohibited transactions rules under ERISA.
The Plan holds Peoples Bancorp Inc. Common Stock Fund Units. Peoples is the plan sponsor. The Plan receives dividends quarterly from Peoples on the common shares held in the Plan. The Plan received $111,954 and $120,426 of dividends in 2025 and 2024. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $260,860 and $235,951 of record-keeping fees to Empower Retirement, LLC during 2025 and 2024.
Note 6.    Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Peoples common shares represented approximately 3% of the total value of assets held in the Plan at both December 31, 2025 and 2024.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Note 7.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024, to Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$152,790,840	$130,544,468
Deemed participant loans	(76,774)	(91,742)
Employer's contribution receivable	(271,795)	(281,198)
Net assets available for benefits per Form 5500	$152,442,271	$130,171,528
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2025 and 2024, to Form 5500:

	2025	2024
Employer's contributions per the financial statements	$6,273,085	$6,293,326
Add: Employer's contribution receivable at December 31, 2024	281,198	214,231
Less: Employer's contribution receivable at December 31, 2025	(271,795)	(281,198)
Employer's contributions per Form 5500	$6,282,488	$6,226,359
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2025, and 2024, to Form 5500:

	2025	2024
Benefits paid to participants per the financial statements	$13,352,432	$13,958,627
Distributed participant loans	(41,622)	(30,033)
Balances paid to participants per Form 5500	$13,310,810	$13,928,594

Supplemental Schedules

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issuer	Description of Investment (units)	(a) Current Value
AMERICAN FUNDS CAPITAL INC BLDR R5	12,884	991,021
DODGE & COX INCOME - I	218,065	2,802,133
DOUBLELINE LOW DURATION BOND I	152,523	1,474,900
FIDELITY INTERNATIONAL INDEX	45,405	2,760,644
JPMORGAN US EQUITY R5	280,727	7,574,025
JPMORGAN US GOVERNMENT MMKT INSTL	4,481,956	4,481,956
MFS INTERNATIONAL GROWTH R6	59,015	2,802,017
T. ROWE PRICE BALANCED FUND	107,252	3,043,822
T. ROWE PRICE RETIREMENT 2005 FUND	1,559	19,676
T. ROWE PRICE RETIREMENT 2010 FUND	12,923	206,773
T. ROWE PRICE RETIREMENT 2015 FUND	42,055	561,016
T. ROWE PRICE RETIREMENT 2020 FUND	64,555	1,274,306
T. ROWE PRICE RETIREMENT 2025 FUND	301,246	5,313,982
T. ROWE PRICE RETIREMENT 2030 FUND	265,150	7,357,902
T. ROWE PRICE RETIREMENT 2035 FUND	427,428	9,993,263
T. ROWE PRICE RETIREMENT 2040 FUND	232,102	7,984,308
T. ROWE PRICE RETIREMENT 2045 FUND	351,995	8,947,723
T. ROWE PRICE RETIREMENT 2050 FUND	417,919	9,043,770
T. ROWE PRICE RETIREMENT 2055 FUND	257,006	5,844,315
T. ROWE PRICE RETIREMENT 2060 FUND	377,473	7,168,210
VANGUARD 500 INDEX ADMIRAL	8,107	5,122,375
VANGUARD EMERGING MKTS STOCK IDX ADM	4,146	184,963
VANGUARD EQUITY-INCOME ADM	45,481	4,225,678
VANGUARD GROWTH INDEX ADM	39,598	9,944,552
VANGUARD LIFESTRATEGY CNSRV GR INV	90,995	1,987,334
VANGUARD LIFESTRATEGY GROWTH INV	64,782	3,286,395
VANGUARD LIFESTRATEGY INCOME INV	5,672	89,447
VANGUARD LIFESTRATEGY MODERATE GROWTH	21,100	729,636
VANGUARD MID CAP INDEX FUND - ADMIRAL	10,676	3,836,550
VANGUARD MID-CAP GROWTH INDEX ADMIRAL	57,462	6,905,264
VANGUARD MID-CAP VALUE INDEX ADMIRAL	14,508	1,332,547
VANGUARD SHORT-TERM INVESTMENT-GRADE ADM	106,044	1,115,587
VANGUARD SMALL CAP INDEX ADM	33,527	4,143,264
VANGUARD SMALL CAP VALUE INDEX ADMIRAL	18,141	1,651,224
VANGUARD TOTAL BOND MARKET INDEX ADMIRAL	170,633	1,667,081
VANGUARD TOTAL STOCK MKT IDX ADM	74,878	12,220,053
* Peoples Bancorp Common Stock Fund Units	98,005	1,893,460
* Participant loans (Interest rates - 5.25% - 10.50% maturing between February 13, 2026 and October 16, 2040)		2,537,871
Assets held at end of year		$152,519,044
* Parties-in-interest
(a) Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	June 30, 2026	By:	/s/ TONYA STEELE
Tonya Steele
Senior Vice President, Chief Human Resources Officer
Peoples Bank
Chairperson, Retirement Plan Committee